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                             January 10, 2022

       Larry McLachlin
       President
       Health Advance Inc.
       9131 Keele Street
       Suite A4
       Vaughan, Ontario, Canada L4K 0G7

                                                        Re: Health Advance Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 3,
2022
                                                            File No. 024-11764

       Dear Mr. McLachlin:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A Filed January 3, 2022

       General

   1. Please revise your filing to include financial statements for your fiscal year ended March
                                                        31, 2020, as required
by Part F/S (b)(3)(B) of Form 1-A.
   2. Please tell us why you believe you are eligible to use Regulation A. In this regard, it appears that you may be
rendered ineligible pursuant to Rule 251(b)(7) of Regulation A because you have not
filed all reports required pursuant to Section 15(d) of the Exchange
                                                        Act during the two
years before the filing of the offering statement. We note that during this two-year period
you appear to have had a reporting obligation under Section 15(d) as a result of your
registration statement on Form S-1 (File No. 333-177122) that became effective on January
26, 2012. Further, it does not appear that obligation was suspended for all of the two-year
period before you filed this Form 1-A. In this regard, we note the
 Larry McLachlin
Health Advance Inc.
January 10, 2022
Page 2
       Form 15-15D filed on May 20, 2021 indicates that you had 65 record holders on or about
       May 6, 2021, but it does not address the period before that date, which overlaps the two-
       year period before you filed the offering statement for purposes of eligibility under Rule
       251(b)(7). Please refer to Section 15(d) of the Exchange Act as well as Exchange Act
       Rules 12h-3(b)(1)(i) and (ii). Alternatively, please withdraw your offering statement and re-file when you are eligible to use Regulation A.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Lamparski at 202-551-4695 or Dietrich King at 202-551-
8071 with any other questions.



                                                             Sincerely,
FirstName LastNameLarry McLachlin
                                                             Division of
Corporation Finance
Comapany NameHealth Advance Inc.
                                                             Office of Trade &
Services
January 10, 2022 Page 2
cc:       Jeff Turner
FirstName LastName